UNITED  STATES
                  SECURITIES  AND  EXCHANGE  COMMISSION
                        Washington,  D.C.  20549

                             FORM  12b-25

                     NOTIFICATION  OF  LATE  FILING
                       SCHEDULE  14C  INFORMATION

(Check  One):_X_Form  10-K  __Form  20-F  __Form  11-K __Form 10-Q __ Form N-SAR


                 For  Period  Ended:  ___October 31, 1999________


                 [   ]  Transition  Report  on  Form  10-K
                 [   ]  Transition  Report  on  Form  20-F
                 [   ]  Transition  Report  on  Form  11-K
                 [   ]  Transition  Report  on  Form  10-Q
                 [   ]  Transition  Report  on  Form  N-SAR

                 For  the  Transition  Period  Ended:  _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART  I  -  REGISTRANT  INFORMATION


   Industrial  Rubber  Innovations,  Inc.

Full  Name  of  Registrant

   N/A

Former  Name  if  Applicable

   6801  McDivitt  Drive

Address  of  Principal  Executive  Officer  (Street  and  Number)

   Bakersfield,  CA  93313

City,  State  and  Zip  Code

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PART  II  -  RULES  12B-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  ___   a)   The  reasons  described  in  reasonable  detail  in  Part  II of  this  form  could  not  be  eliminated  without
             unreasonable  effort  or  expense;
  _X_   b)   The  subject  annual  report,  semi-annual  report,

             transition  report  on  Form  10-K,  Form  20-F,  11-K,  Form
             N-SAR,  or  portion  thereof,  will  be  filed  on  or  before the  fifteenth  calendar  day  following  the  prescribed  due date;  or  the  subject  quarterly  report  of  transition report  on  Form  10-Q,  or  portion  thereof  will  be  file  on or  before  the  fifth  calendar  day  following  the
             prescribed  due  date;  and
  ___   c)   The  accountant's  statement  or  other  exhibit  required  by
             Rule  12b-25(c)  has  been  attached  if  applicable.

PART  III   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant was unable to file its Form 10-K within the prescribed time period due to unanticipated delays in the completion of the audit of the Registrant's financial statements for the fiscal year ended October 31, 1999 by its independent auditors Davidson & Company. The audit of the Registrant's financial statements for the fiscal year ended October 31, 1999 is currently underway and it is anticipated such audit will be completed within 15 calendar days from the date of this notice.

PART  IV   OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     _ David Foran__      __(661)__     ____833-8188____
         (Name)          (Area  Code)   (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

                                                       _X_  Yes  ___  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       _____  Yes  _X   No


                   Industrial  Rubber  Innovations,  Inc.
_____________________________________________________________________
             (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January  31,  2000                       By:  /s/  David  Foran
                                               ______________________
                                               David  Foran,  Acting  President

                     [DAVIDSON  &  COMPANY  LETTERHEAD]


United States Securities and Exchange Commission
Washington, D.C.
USA 20549

To  Whom  It  May  Concern:

Re:  Notification of Late Filing

We were unable  to  complete  the  audit of Industrial Rubber
Innovations, Inc. for the year ended October 31, 1999 due to unforeseen circumstances beyond the company's control. We are in the process of completing such audit for the year ended October 31, 1999 and anticipate the audit to be completed within the prescribed time set forth in rule 12b-25 (b) (2)(ii).

Should you have any questions please do not hesitate to contact our office at your earliest convenience.

Yours very truly,


 /s/  Davidson  &  Company

  Davidson  &  Company
  Chartered Accountants